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                                                                Exhibit 12.1


                          BENTON OIL AND GAS COMPANY
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (dollars in thousands)

                                                                                                     Three Months Ended
                                                             Year Ended December 31                        March 31
                                                 ------------------------------------------------    -----------------------
                                                     1991      1992      1993      1994       1995       1995        1996
                                                     ----      ----      ----      ----       ----       ----        ----
Earnings (loss) before income taxes, minority
   interest and extraordinary items                $ 512    ($2,909)  ($4,829)    $5,746    $18,373    $3,983      $13,056
Add (deduct):
    Portion of rents representative of the
      interest factor                                 23         73        77         84        654       163          163
    interest expense                               1,736      1,831     1,958      3,888      7,496     1,619        2,260
                                                   -----      -----     -----      -----      -----     -----        -----
    Earnings as adjusted                          $2,271    ($1,005)  ($2,794)    $9,718    $26,523    $5,765      $15,509
                                                  ======    =======   =======     ======    =======    ======      =======

Fixed Charges:
    interest expense                              $1,736     $1,831    $1,958     $3,888    $ 7,496    $1,619      $ 2,260
    Portion of rents representative of the
      interest factor                                 23         73        77         84        654       163          163
                                                      --         --        --         --        ---       ---          ---
    Total fixed charges                           $1,759     $1,904    $2,035     $3,972     $8,150    $1,782      $ 2,423
                                                  ======    =======   =======     ======     ======    ======      =======
Ratio of earnings to fixed charges (1)              1.29         --        --       2.45       3.25      3.24         6.40
                                                    ----       ----      ----       ----       ----      ----         ----

(1) The ratio of earnings to fixed charges has been computed based upon net earnings (loss) before income taxes, minority interest, extraordinary items and fixed charges. Fixed charges consist of interest expense and one-third of rental expense (the portion deemed representative of the interest factor). Earnings before income taxes and fixed charges were insufficient to cover fixed charges for the years ended December 31, 1992 and 1993 by $2.9 million and $4.8 million, respectively.





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